Submitted Pursuant to a Request for Confidential Treatment Pursuant to 17 C.F.R. 200.83

The entity requesting confidential treatment is

Canada Goose Holdings Inc.

250 Bowie Avenue

Toronto, Ontario, Canada, M6E 4Y2

Attn: David Forrest, Vice President, Legal

February 22, 2017

VIA EDGAR AND HAND DELIVERED

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan / David Link
Steve Lo / Joel Parker

Re: Canada Goose Holdings Inc.

       Registration Statement on Form F-1

       Filed No. 333-216078

Ladies and Gentlemen:

This letter is being supplementally furnished on behalf of Canada Goose Holdings Inc., a British Columbia corporation (the “Company”), with respect to the Company’s Registration Statement on Form F-1 (File No. 333-216078) that was filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2017 (as amended from time to time, the “Registration Statement”) in connection with the offering of the Company’s subordinate voting shares.

The Company respectfully requests confidential treatment for the bracketed information in this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to David Forrest, Vice President, Legal, Canada Goose Holdings Inc., 250 Bowie Avenue, Toronto, Ontario, Canada M6E 4Y2 before it permits disclosure of such information.

The Company supplementally advises the staff (the “Staff”) of the Commission that, based on discussions with the Company’s Board of Directors and input provided by the underwriters, the Company currently anticipates that the price range for this offering is expected to be within the range of CAD$[*****] to CAD$[*****] per share (the “Preliminary Price Range”). The subordinate voting shares to be sold by the selling shareholders as part of the offering will result from the conversion of multiple voting shares into subordinate voting shares prior to the closing of the offering.

The Preliminary Price Range is based on a number of factors, including the Company’s prospects and the prospects for the Company’s industry, the general condition of the securities markets, the recent market prices, of and the demand for, publicly traded stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and will not be established until shortly before printing the preliminary prospectus for the offering, taking into account all relevant market factors at that time. However, the Company believes that the foregoing Preliminary Price Range will not be subject to

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY CANADA GOOSE HOLDINGS INC.

Securities and Exchange Commission	-2-	February 22, 2017

significant change. The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. This price range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.

In addition, in response to Comment 3 in the Staff’s letter to the Company dated January 26, 2017, the Company would like to supplementally provide the following information to the Staff regarding recent valuations of the Company’s common shares leading up to the IPO. The following table lists stock option awards granted by the Board of Directors during fiscal 2017.

Grant Date	Total Shares Underlying Options at Grant	Grant Date Fair Value Per Share (CAD)	Exercise Price Per Share (CAD)	Total Shares underlying options following Recapitalization adjustments	Exercise Price Per Share following Recapitalization adjustments. (CAD)
April 1, 2016	797,994	$3.55	$3.55	420,438	$4.62
April 18, 2016	105,444	$3.55	$3.55	55,555	$4.62
April 26, 2016	300,999	$3.55	$3.55	158,587	$4.62
December 5, 2016		$8.94	$8.94	53,183	$8.94
February 1, 2017		$8.94	$8.94	133,332	$8.94

As disclosed in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates— Share-based payments,” the Board of Directors estimates the fair value of the Company’s common equity, using both income and market approaches. Income approaches to valuation incorporate discounted cash flow estimates while market-based approaches use the Company’s projected earnings applied to an earnings multiple based on a set of market peers. The Company then weights the outputs of these valuation techniques to arrive at a value of its common equity. In addition, the Board of Directors has periodically determined for financial reporting purposes the estimated fair value of its common equity at various dates considering valuations performed by a third party valuation firm based on feedback from management. The Company’s management and its advisor generally perform these valuations on an annual basis for the purposes of goodwill and indefinite-lived intangible asset impairment testing and at a time that approximates the issuance of share-based payments, as well as from time to time in connection with grants of share-based awards. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of judgment of management and the Board of Directors.

The Company notes that, as is typical in IPOs, the estimated Preliminary Price Range was determined by discussion among the Company, the selling shareholders and the underwriters, based on a number of factors including the factors described below. A significant factor accounting for the increase in the Preliminary Price Range over the recent grant date fair values is the difference in valuation methodology for the Company’s common equity. The valuation methodology used by the underwriters is based on quantitative and qualitative factors, which differs from the primary methodologies employed in the Company’s third party valuation firm and considered by the Board of Directors in April of 2016 and December of 2016. In particular, the Company’s third party valuation firm estimated the fair value of the options granted using a Monte Carlo simulation approach, which includes an input for per share fair value of the Company’s equity. This is a well-accepted approach to value financial derivatives whose values are dependent on an underlying asset by sampling a large number of random future paths for the value of the asset. This methodology was used to generate a large number of possible future values of the Company’s equity at a specified liquidity event date to determine the payoff to the Common Equity. The fair value of the share options was then calculated by averaging the values for all paths and discounting the results to the valuation date at a risk-free rate. The key inputs to the Monte Carlo simulation include: total equity value, equity volatility, time to expiration (time to a liquidity event) and a risk free rate. Once fair value of the Company’s Common Equity was determined based on the Monte Carlo simulation, the Company’s third party valuation firm then applied a discount for lack of marketability.

The Company advises the Staff of the following primary factors that the Company believes contributed to the difference between the fair value determinations referred to above and the Preliminary Price Range:

April 2016 to December 2016

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY CANADA GOOSE HOLDINGS INC.

Securities and Exchange Commission	-3-	February 22, 2017

•	As described in various sections of the Registration Statement, the Company’s business has experienced strong growth in recent periods, as demonstrated by:

o	A 41.7% increase in revenue for the nine months ended December 31, 2016 as compared to the same period in fiscal 2016;

o	A 49.3% increase in Adjusted EBITDA for the nine months ended December 31, 2016 as compared to the same period in fiscal 2016; and

o	An additional nine months of ramp up in the Company’s DTC business, including the opening of two new retail stores as well as the inclusion of results from the e-commerce stores opened in the fall of 2015.

The increase in valuation at December 2016 reflects the Company’s growth during this period.

•	The valuation in December assumes the increased likelihood of an initial public offering and the creation of a public market for the Company’s subordinate voting shares, resulting in an increased valuation. It therefor reduced the marketability or illiquidity discounts for the Company’s equity, but did not eliminate this discount as a result of the inherent uncertainty remaining in the Company’s progress toward an initial public offering.

December 2016 and February 2017 to the Preliminary Price Range

•	The Preliminary Price Range reflects the strong performance of the Company in recent periods, particularly within new growth avenues, and overall improvements in the equity capital markets in the United States and Canada. These recent successes, as more fully described below, have increased the Company’s confidence in its ability to support a premium valuation relative to the peer group utilized in the market-based approach described above.

•	Throughout the third quarter and into January, [*****] and further strengthening the Company’s confidence in a premium valuation.

•	In response to the recent successes in the DTC channel, including the performance of its two recently-opened retail stores, the Company [*****] for the DTC channel and, over the past quarter, made significant investments in building out its DTC infrastructure to support future growth. These recent success and investments have increased the Company’s confidence in being able to [*****], which has further strengthened its confidence in a premium valuation.

•	The Company based a portion of its long-term growth assumptions on the successful roll-out of new products, including its [*****] launching in the [*****] and [*****], which scheduled to launch in the [*****]. The Company [*****] during the fourth quarter of fiscal 2017. Plans are also advancing on the [*****], all of which provide additional avenues of growth.

•	The Preliminary Price Range assumes the consummation of a successful initial public offering and the creation of a public market for the Company’s subordinate voting shares, resulting in an increased valuation. It therefore excludes any marketability or illiquidity discounts for the Company’s equity, which was appropriately taken into account in prior fair value determinations.

•	The proceeds from a successful initial public offering are expected to strengthen the Company’s’ results of operations and financial position by reducing the Company’s overall debt balance and foreign currency exposure based on quarterly valuations of US dollar-denominated indebtedness.

Based on the factors discussed above, the Company respectfully advises the Staff that the difference between the Board of Directors’ prior determinations of fair value and the Preliminary Price Range are reasonable.

* * *

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY CANADA GOOSE HOLDINGS INC.

Securities and Exchange Commission	-4-	February 22, 2017

If you have any questions or comments about this letter or need any further information, please call the undersigned at (415) 315-2355 or Rachel Phillips at (212) 841-8857.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Dani Reiss (Canada Goose Holdings Inc.)
John Black (Canada Goose Holdings Inc.)
David Forrest (Canada Goose Holdings Inc.)
Marc Jaffe (Latham & Watkins LLP)
Ian Schuman (Latham & Watkins LLP)
John Chory (Latham & Watkins LLP)

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.